UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Subject Company)

HANOVER MERGER SUB, INC.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

CORRECT CARE SOLUTIONS, LLC

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

20741M03

(CUSIP Number of Class of Securities)

Correct Care Solutions, LLC

1283 Murfreesboro Road, Suite 500

Nashville, TN 37217

Attention: Jerry Boyle

(800) 592-2974

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Kendrick Chow, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,326,387	$6,799

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by adding (1) the product of (a) the offer price of $3.95 per share of common stock of Conmed Healthcare Management, Inc. (“Conmed”), par value $0.0001 per share (“Shares”) and (b) 13,959,315 Shares issued and outstanding, (2) the product of (a) the difference between (x) $3.95 and (y) an exercise price of $2.49 (the weighted-average exercise price of outstanding options) and (b) 2,752,803 Shares issuable pursuant to outstanding options with an exercise price less than $3.95 and (3) the product of (a) the difference between (x) 3.95 and (y) an exercise price of $1.85 (the weighted-average exercise price of outstanding options and (b) 80,000 Shares issuable pursuant to outstanding warrants. The number of issued and outstanding Shares and Shares issuable pursuant to options and warrants are each as represented by Conmed in the Agreement and Plan of Merger, dated as of July 16, 2012, among Correct Care Solutions, LLC, Hanover Merger Sub, Inc. and Conmed.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,799	Filing Party: Correct Care Solutions, LLC
Form or Registration No.: Schedule TO	Date Filed: July 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP No. 20741M03

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Correct Care Solutions, LLC IRS Identification No. 32-0092573
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kansas

Number of Shares	7. Sole Voting Power -0-
Beneficially Owned by	8. Shared Voting Power 13,510,984
Each Reporting	9. Sole Dispositive Power -0-
Person With	10. Shared Dispositive Power 13,510,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,510,984
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 96.2%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 30, 2012 (which, together with any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the tender offer by Hanover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (“Parent”) for all of the outstanding shares of common stock, per value $0.0001 per share (“Shares”), of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”), at a price of $3.95 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 30, 2012 (which, together with the supplement described below and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and collectively with the Offer to Purchase, the “Offer”), each as filed with the Securities and Exchange Commission on July 30, 2012 as exhibits to the Schedule TO.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and Item 11 in this Schedule TO, except those items to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D filed on July 26, 2012, as amended, by Parent.

Amendments to this Schedule TO

Items 1, 4 and 11.       Summary Term Sheet; Terms of the Transaction; and Additional Information

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 p.m. (New York City time) on August 27, 2012. The Depositary has advised us that 13,510,984 Shares were validly tendered and not validly withdrawn, representing approximately 96.2% of the outstanding Shares, which satisfies the Minimum Tender Condition. Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn. Parent will purchase and pay for all such Shares promptly.

Purchaser and Parent intend to promptly complete the acquisition of the Company through a “short form” merger, as soon as practicable, in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a direct wholly owned subsidiary of Parent. The Merger is anticipated to occur on or about August 29, 2012. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. The Company expects that August 29, 2012 will be the last day Shares are traded through the NYSE Amex.

On August 28, 2012, Parent and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12.           Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by Correct Care Solutions, LLC and Conmed Healthcare Management, Inc. on August 28, 2012.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2012

HANOVER MERGER SUB, INC.

By:	/s/ Gerard Boyle
Name:	Gerard Boyle
Title:	President

CORRECT CARE SOLUTIONS, LLC

By:	/s/ Gerard Boyle
Name:	Gerard Boyle
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 30, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on July 30, 2012.*

(a)(5)(A)	Joint Press Release issued by Correct Care Solutions, LLC, Hanover Merger Sub, Inc. and Conmed Healthcare Management, Inc. on July 16, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Correct Care Solutions, LLC with the Securities and Exchange Commission on July 16, 2012).*

(a)(5)(B)	Joint Press Release issued by Correct Care Solutions, LLC and Conmed Healthcare Management, Inc. on August [28], 2012 (filed electronically herewith).

(b)(1)	Commitment Letter, dated as of July 16, 2012, among Correct Care Solutions, LLC, General Electric Capital Corporation and Ares Capital Corporation.*

(d)(1)	Agreement and Plan of Merger, dated as of July 16, 2012, among Conmed Healthcare Management, Inc., Correct Care Solutions, LLC and Hanover Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(2)	Form of Tender and Voting Agreement and schedule of signatories thereto (incorporated herein by reference to Exhibit 99.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(3)	Confidentiality Agreement, dated January 24, 2012, by and between Correct Care Solutions, LLC and Conmed Healthcare Management, Inc.*

(d)(4)	Employment Agreement, dated as of July 16, 2012, by and between Richard W. Turner and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(5)	Employment Agreement, dated as of July 16, 2012, by and between Stephen B. Goldberg and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(6)	Employment Agreement, dated as of July 16, 2012, by and between Larry Doll and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(g)	None.

(h)	None.

* Previously filed with Tender Offer Statement on Schedule TO filed with the SEC on July 30, 2012.